UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        Andean Development Corporation
                ----------------------------------------------
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                       Commission File Number:  33-90696
(Check one)
[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                     For Period Ended:  December 31, 2003

              [ ] Transition Report on Form 10-K and Form 10-KSB

                      [ ] Transition Report on Form 20-F

                      [ ] Transition Report on Form 11-K

              [ ] Transition Report on Form 10-Q and Form 10-QSB

                      [ ] Transition Report on Form N-SAR

                         For Transition Period Ended:

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART I

                            REGISTRANT INFORMATION

         Full Name of Registrant:   Andean Development Corporation.

         Former Name if Applicable:  ____________________________________

         Address of Principal Executive Office (Street and Number): 1224 Washington Avenue,

         City, State and Zip Code: Miami Beach, Florida  33139

                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable  effort or expense;

         [X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will
be filed on or before the 15th                      calendar day following the
prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Registrant has been unable to complete its Form 10-KSB for the year ended December 31, 2003, within the prescribed time because of delays in completing the preparation of its audited financial statements and its management discussion and analysis. Such delays are primarily due to Registrant's management's decision to change auditors. In addition, management has been diligently exploring possible business combinations to replace the previous business. This has taken a significant amount of management's time away from the preparation of the Form 10-KSB and delayed the preparation of the audited financial statements for the year ended December 31, 2003.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph I. Emas                                 (305)          531-1174
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(Name)                                      (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

              [ ] Yes  [X ] No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        ANDEAN DEVELOPMENT CORPORATION
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2004                      By:  /s/ Lance Larson
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                               Lance Larson, Director and
                            Authorized Signatory